Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

Mr. Robert Orlich
Chairman, President and Chief Executive Officer
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

Re: Transatlantic Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008
File No. 001-10545

Dear Mr. Orlich:

        We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

                              Sincerely,

                              Jeffrey Riedler,
                              Assistant Director